                                                           Exhibit (c)(6)





                                               July 5, 1999


Mr. William E. Watts
President and Chief Executive Officer
General Nutrition Companies, Inc.
300 Sixth Avenue
Pittsburgh, PA 15222

Dear Bill:

          This will confirm our agreement as to certain matters affecting the executive officers and employees of General Nutrition Companies, Inc. and its subsidiaries (collectively, "Company" and, after the Merger, the "Surviving Corporation") on or after the Merger contemplated by the Agreement and Plan of Merger, dated as of the date hereof, by and among Royal Numico N.V. ("Parent"), Numico Investment Corp. and General Nutrition Companies, Inc. (the "Merger Agreement"). Capitalized terms not defined herein shall have the meaning ascribed to them in the Merger Agreement. This letter (the "Benefits Letter") is the letter described in Section 5.5 of the Merger Agreement.

I.       COMPANY BENEFIT PLANS

         A. Parent shall cause the Surviving Corporation to assume and honor in accordance with their terms all Company Benefit Plans listed on Schedule 3.1(l)(i) of the Company Disclosure Schedule, subject to any modifications or amendments contemplated by the Merger Agreement or this letter. Notwithstanding the foregoing, except as expressly provided in the Agreement or this letter, no provision hereunder shall be construed to in any way limit or restrict the ability of Parent or the Surviving Corporation following the Effective Time to modify, amend or terminate any Company Benefit Plan in accordance with the terms of such Company Benefit Plan. No provision hereunder shall be construed to limit or restrict the ability of Parent or the Surviving Corporation to terminate the employment of any officer or employee of Company.

         B. For the period commencing on the Effective Date and ending no earlier than December 31, 2000, Parent shall, and shall cause the Surviving Corporation to, provide employee pension benefit plan and welfare benefit plan benefits to employees of the Surviving Corporation and its subsidiaries that, when taken as a whole, are no less favorable in the aggregate than such benefits provided to such employees immediately prior to the Effective Time; provided, however, that nothing in this paragraph shall restrict or limit the ability of Parent or the Surviving Corporation to alter such benefits where such alteration has been made with the prior written consent of William E. Watts.

         C. For the period commencing on the Effective Date and ending no earlier than December 31, 2000, Parent shall, and shall cause the Surviving Corporation and its subsidiaries to, provide severance benefits described in Company Human Resources Manual Policy Number 720, as revised March 25, 1999, to eligible employees whose employment is terminated on or prior to December 31, 2000 due to job elimination; PROVIDED; HOWEVER; such severance benefit shall be the minimum benefit provided to officers of the Company or its subsidiaries without employment agreements whose employment is terminated on or prior to December 31, 2000 to the extent consistent with past practices of the Company prior to the Effective Time. In no event shall such severance benefit for officers of the Company or its subsidiaries exceed 100% of such officer's then current annual base salary.

II. PAYMENTS UNDER COMPANY ANNUAL INCENTIVE PLAN, COMPANY EQUITY PLANS AND DEFERRED COMPENSATION PLAN

         A. Parent confirms that in accordance with the action taken by the Compensation Committee of Company on June 30, 1999, a pro rata bonus equal to 7/13th of the maximum potential bonus (the "Current Bonus") for each participant under any Company annual incentive plan, program or arrangement (the "Existing Bonus Plans") in effect immediately prior to the Effective Time (including, for this purpose, performance-based employer contributions under the Company's 401(k) Savings and Incentive Plan, Canadian Savings Plan
(RRSP) and the Executive Retirement Arrangement) which are tied to the achievement of annual earnings per share objectives of Company, shall be paid or, as applicable, contributed immediately prior to the Effective Time. Parent shall cause the Surviving Corporation to adopt an incentive plan with respect to the remainder of the Surviving Corporation's fiscal year ending in 2000 which shall provide to each participant of the Existing Bonus Plans a maximum potential bonus equal to 6/13th of such participant's Current Bonus based upon performance standards established by William E. Watts.

         B. Parent shall cause the Surviving Corporation to make the payments to holders of Company Stock Options contemplated by Section 5.11 of the Merger Agreement. Each purchase loan outstanding under the Company's 1996 Management and Director Stock Purchase Plan shall be forgiven upon the change in control of the Company caused by the transactions contemplated by the Merger Agreement, in accordance with the terms of such Plan and the purchase loans.

         C. The Company shall pay to each participant under the Company's 1993 and 1999 Deferred Compensation Plans an amount equal to the balance of such participant's deferral account thereunder as of the Effective Time in accordance with the terms of such Plans.

III.     RETENTION BONUS POLICY

         Parent shall cause the Surviving Corporation to pay to each of those employees (Vice Presidents of the Company and above) listed on Appendix A hereto the retention bonus set opposite such officer's name in accordance with the policy adopted by the Company on March 22, 1997, and modified on June 30, 1999, which policy provides:

         A. 50% of the retention bonus shall be paid as of the Effective Time.

         B. The remaining 50% of the retention bonus shall be paid on the first anniversary of the Effective Time, provided the employee has remained in the continuous employment of the Surviving Corporation during the one-year period ending on that date.

         C. Notwithstanding the above, the remaining 50% shall be paid to the employee's beneficiary in the event of death or disability during such continuous employment, or in the event such continuous employment terminates by reason of an involuntary termination for Cause or a resignation with Good Reason. "Cause" shall mean (i) the employee's continued gross negligence, willful misconduct or gross neglect of duty, after notice and a reasonable opportunity to cure such action shall have been provided to the employee; or
(ii) any criminal act constituting bad faith by the employee in dealing with or on behalf of the Company. "Good Reason" shall mean (i) a significant reduction in the employee's duties and responsibilities from those in effect immediately after the Effective Time, or (ii) a reduction in base salary of the employee, which in each case continued after notice and a reasonable opportunity to cure such action shall have been provided to Company and Parent.

         The amount of such retention bonuses has been provided to Parent on the compensation report from the Company, dated as of July 2, 1999.

IV.      EXECUTIVE EMPLOYMENT AGREEMENTS AND RELATED MATTERS

         Parent confirms that it will comply and/or will cause the Surviving Corporation to comply with the Employment Agreements of even date herewith entered into by Parent (where applicable), the Company and the senior officers of Company listed on Appendix B hereof.

         Parent confirms that it will cause the Surviving Corporation to pay to William E. Watts the change in control payment provided for in the above-described Employment Agreement.

         Parent confirms that the termination of the service of the Chairman of the Board of Company immediately following the Effective Time shall constitute a termination without cause under his employment agreement with Company. As a result, Parent confirms that it will cause the Surviving Corporation to pay to the Chairman the full amount of the change in control payment provided for in the employment agreement following the Effective Time and shall continue to pay to the Chairman the base salary set forth in the employment agreement through February 1, 2002, subject to any election by the Chairman to receive such amount in a lump sum payment in accordance with the terms thereunder.

V.       PARENT EQUITY INCENTIVE PROGRAMS

         Parent agrees to establish or cause the Surviving Corporation to establish the Parent Management Stock Purchase Plan and Parent Stock Option Program as described on Appendices C and D, respectively.

VI.      TAX MATTERS

         Parent confirms that it will cause the Surviving Corporation to pay to affected individuals an excise tax reimbursement payment in accordance with the action of the Compensation Committee of Company on June 30, 1999. The amount of the tax reimbursement payment shall be determined and payable in the manner described in the Employment Agreements referred to above.

         With regard to payments to the Chief Executive Officer of the Company otherwise to be made as of the Effective Date relating to (1) the Company's 1993 and 1999 Deferred Compensation Plans, and (2) the change-in-control retention bonus under his employment agreement with the Company in effect immediately prior to the Effective Time, the Company shall automatically defer any such payment otherwise payable at the Effective Time to the extent necessary to avoid the disallowance of the deduction thereof for tax purposes due to Code Section 162(m). Parent shall cause the Surviving Corporation to pay interest on any amounts so deferred at the rate of 6% per annum, simple interest, and Parent shall provide a guaranty of the payment thereof. Payment of such deferred amounts shall be made not later than (i) in case of the amounts payable under clause (1) of the preceding sentence hereof, one day after the Effective Time and (ii) in the case of the amounts payable under clause (2) of the preceding sentence hereof, one day after the end of the 2 and 1/2 month period following the Effective Time.

VII.     COUNTERPARTS

         This Benefits Letter may be executed in one or more counterparts, which shall together constitute a valid and binding agreement.

         Please confirm your agreement with the foregoing by signing and returning to me the enclosed copy of this letter.

                                             Very truly yours,

                                             ROYAL NUMICO N.V.

                                             /s/ Johannes C.T. van der Wielen
                                             --------------------------------
ACCEPTED AND AGREED TO this
5th day of July, 1999.

GENERAL NUTRITION COMPANIES, INC.

/s/ William E. Watts
--------------------------

                                   APPENDIX C

                           Summary of Principal Terms

                      NUMICO MANAGEMENT STOCK PURCHASE PLAN

         The opportunity to purchase shares of Numico under the new management stock purchase plan would be subject to the terms and conditions described below. The new management stock purchase plan is not intended to qualify as an "employee stock purchase plan" under Section 423 of the U.S. Internal Revenue Code.


ELIGIBLE EMPLOYEES           Officers and key employees of the Company (and
                             its subsidiaries) specified on the attached
                             schedule.

PURCHASE PRICE               The purchase price per share will be equal
                             to the average closing share price for the 15
                             trading days preceding the date of the Merger
                             Agreement. Such purchase price will be expressed
                             in U.S. dollars based on the U.S. dollars-to-Euro
                             exchange rate as of the last day of such
                             15-trading day period.

EMPLOYEE PURCHASE            The opportunity to purchase shares will be
   OF SHARES                 extended to the eligible employees as promptly as
                             practicable after the Closing Date. Those
                             electing to participate will be required to pay
                             for such shares no earlier than the date on which
                             option holders are cashed out pursuant to the
                             Merger Agreement. The maximum value of shares
                             purchased will be as follows:

                                          PARTICIPANT       MAXIMUM VALUE

                                           Category A      200% of base salary
                                           Category B      150% of base salary
                                           Category C      100% of base salary

MATCHING LOAN                For each share purchased, the Company will make a
                             loan in U.S. dollars to finance the participant's
                             purchase of up to 2 additional shares. The Company
                             would retain a security interest in the initial
                             purchased shares and any additional purchased
                             shares. The loan will be due 36 full months after
                             the Closing Date (the "Maturity Date"). The interest
                             on the loan will be at the rate of 6% per annum,
                             payable at the Maturity Date.


TIME-VESTING                 50% of the loan (including interest thereon)
                             will be forgiven upon completion of continuous
                             employment with the Company (or its subsidiaries)
                             from the Closing Date until the Maturity Date.
                             If the participant incurs an Involuntary


                             Termination Without Cause prior to the loan forgiveness date, 1/3 of the loan will be forgiven for each full year of employment with the Company
                             (or its subsidiaries) following the Closing Date.
                             An "Involuntary Termination Without Cause" means a termination of employment by the Company and its subsidiaries (including a termination by reason of death or disability) for reasons other than continuing misconduct, a continuing failure to substantially perform assigned duties, or other material violation of Company policy as applied in a manner consistent with past practices of the Company prior to the Effective Time, in each case after notice and a reasonable opportunity to cure such action shall have been provided to the employee.

PERFORMANCE-VESTING          50% of the loan (including interest thereon) will
                             be forgiven as of the Maturity Date if the
                             Company has attained its cumulative "Operating
                             EBIT" goal for such period, as prepared by the
                             CEO of the Company in accordance with the long-
                             term model presented to Numico prior to the date
                             of the Merger Agreement. If a participant
                             is involuntarily terminated without Cause prior
                             to the Maturity Date, 1/3 of the loan (including
                             interest thereon) will be forgiven for each annual
                             Operating EBIT goal attained during such period.

SHARE ACCOUNTS               All shares purchased under this plan will be held
                             in an account by Numico or Company until the
                             Maturity Date or, if earlier, the date of
                             termination of employment. Participants will
                             have voting (if any), dividend and any other
                             shareholder rights with respect to such shares
                             during such period. Immediately after the Maturity
                             Date, shares held in such account will be delivered
                             to participants (or their nominees) and may be
                             freely sold or transferred.

SECURITIES LAW               If the purchase of shares of Numico under this
                             plan by eligible employees of the Company (or its
                             subsidiaries) is not permissible by reason of the
                             application of U.S. securities laws or compliance
                             with such laws or other applicable laws would be
                             unduly burdensome, such employees will be granted
                             substitute awards substantially equivalent to the
                             economic benefit under this plan.

MISCELLANEOUS                In addition to any limitations on transfer or sale
                             described above or upon the lifting of such
                             limitations, the sale of shares of Numico acquired
                             under this plan will be subject to applicable
                             law and the policies of Numico generally


                             applicable to holders of shares of Numico. For purposes of this plan, "shares" shall mean the depositary receipts exchangeable into ordinary shares on a restricted scale which are directly traded on the Amsterdam Stock Exchange.

                                   APPENDIX D

                           Summary of Principal Terms

                           NUMICO STOCK OPTION PROGRAM

         1.       NUMBER OF OPTIONS

         Options to purchase 500,000 shares of Numico would be available for grant to key employees of the Company (and its subsidiaries) immediately following the Closing Date. Additional options to purchase at least 250,000 shares of Numico would be available for grant annually following the first, second and third anniversaries of the Closing Date.

         2.       TERMS OF OPTION

         The options granted under the new stock option plan would be on the terms and conditions provided below.



ELIGIBLE EMPLOYEES           Employees of the Company (including its
                             subsidiaries).

GRANTS Option grants as determined by CEO of the Company and approved by the Supervisory Board of Numico. With regard to the initial grants of options to purchase 500,000 ordinary shares of Numico as soon as practicable following Closing, it is anticipated that such options will not be granted to participants in the Numico Management
                             Stock Purchase Plan; PROVIDED; HOWEVER; any participant without an employment agreement with the Company who participates at the maximum level permissible under the Numico Management Stock
                             Purchase Plan will be eligible for such initial grants.

TYPE OF OPTIONS              Nonqualified options to purchase ordinary
                             shares of Numico.

EXERCISE PRICE               Initial grants of options to purchase 500,000
                             ordinary shares of Numico as soon as practicable
                             following Closing Date have an exercise price
                             equal to the average closing share price for the
                             15 trading days preceding the date of the Merger
                             Agreement. Subsequent grants of options shall
                             have an exercise price equal to the fair market
                             value of an ordinary share of Numico on the date
                             of grant. The exercise price will be expressed
                             in Euros. Initial grants fully vest upon
                             completion of 3 years of employment with the
                             Company (or its subsidiaries) following the
                             Closing Date. Subsequent grants fully vest upon
                             completion of 3 years of employment following the
                             date of grant. If option holder incurs an
                             Involuntary Termination Without Cause prior
                             to the vesting date, 1/3 of such option will be



                             exercisable on the date of such termination for each full year of employment with the Company
                             (or its subsidiaries) following the date of grant. An "Involuntary Termination Without
                             Cause" means a termination of employment by the Company and its subsidiaries (including a termination by reason of death or disability) for reasons other than continuing misconduct, continuing failure to substantially perform assigned duties, or other material violation of Company policy as applied in a manner consistent with past practices of the Company prior to the Effective Time, in each case after notice and a reasonable opportunity to cure such action shall have been provided to the employee.

OPTION TERM                  Options expire after 5 years.

SECURITIES LAW               If option grants to purchase ordinary shares of
                             Numico to eligible employees of the Company (or
                             its subsidiaries) are not permissible by reason
                             of the application of U.S. securities laws or
                             compliance with such laws or other applicable laws
                             would be unduly burdensome, such employees will
                             be granted substitute cash awards substantially
                             equivalent to such option grants.

MISCELLANEOUS                Exercise of options and the sale of shares of
                             Numico acquired upon exercise of options will
                             be subject to applicable law and the policies of
                             Numico generally applicable to its world-wide
                             option holders to purchase shares of Numico.

                             For purposes of this program, "shares" shall mean the depositary receipts exchangeable into ordinary shares on a restricted scale which are directly traded on the Amsterdam Stock Exchange.